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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                         ------------------------------

                                  SCHEDULE 13D

                     Under the Securities Exchange of 1934

                                 Amendment No. 3

                            Ultralife Batteries, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    903899102
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                                 (CUSIP NUMBER)

                            Carl H. Rosner, President
                       Intermagnetics General Corporation
                             450 Old Niskayuna Road
                              Latham, New York 12110
                                 (518) 782-1122
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               September 28, 1995
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

    *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior covering page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 5 Pages


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       CUSIP No.   903899102                                  SCHEDULE 13D

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       (1)  NAMES OF REPORTING PERSONS, S.S. OR I.R.S. IDENTIFICATION NOs.
            OF ABOVE PERSONS

                                        Intermagnetics General Corporation
                                                                14-1537454
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       (2)  Check the Appropriate Box if a Member of a Group
            (See Instructions)                                     (a) | |

                                                                   (b) | |
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       (3)  SEC Use Only

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       (4)  Source of Funds (See Instructions)
                                                                        OO
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       (5)  Check Box if Disclosure of Legal Proceedings is Required
            Pursuant to Items 2(d) or 2(e)
                                                                       | |
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       (6)  Citizenship or Place of Organization
                                                         State of New York
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       Number of Shares   (7)  Sole Voting Power                  984,753
                          -----------------------------------------------
       Beneficially Owned (8)  Shared Voting Power
                          -----------------------------------------------
       by Each Reporting  (9)  Sole Dispositive Power             984,753
                          -----------------------------------------------
       Person With        (10) Shared Dispositive Power
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       (11) Aggregate Amount Beneficially Owned by Each
            Reporting Person
                                                            984,753 Shares
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       (12) Check the Box if the Aggregate Amount in Row (11)
            Excludes Certain Shares
                                                                       |X|
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       (13) Percent of Class Represented by Amount in Row (11)
                                                                     12.9%
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       (14) Type of Reporting Person (See Instructions)
                                                                        CO
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                      SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 2 of 5 Pages
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         This Amendment No. 3 to Schedule 13D ("Amendment No. 3") amends and supplements the prior statement on Schedule 13D (the "Statement") as filed by Intermagnetics General Corporation (the "Reporting Person") dated December 31, 1992, as amended by Amendment No. 1 to Schedule 13D, dated May 28, 1993 and Amendment No. 2 to Schedule 13D, dated December 1, 1994, each of which relate to the Common Stock, $.10 par value per share, of Ultralife Batteries, Inc., a Delaware corporation (the "Issuer"). In the event that any disclosure contained in this Amendment No. 3 is inconsistent with the disclosure contained in the Statement, the disclosures contained herein shall supersede such inconsistent disclosure from the date of this Amendment No. 3.

Item 1.  Security and Issuer

         No change.

Item 2.  Identity and Background

         No change, except as to the names, business addresses and principal occupations of the executive officers and directors of the Reporting Person which are set forth in Schedule I hereto and are incorporated herein by reference.

Item 3.  Source and Amount of Funds or Other Consideration

         No change.

Item 4.  Purpose of Transaction

         No change.

Item 5.  Interest in Securities of the Issuer

         (a) Item 5.a. of the Statement is amended by deleting it in its entirety and substituting in lieu thereof the following:

The Reporting Person currently owns 984,753 shares of Common Stock of the Issuer (the "Shares") corresponding to 12.9% of the outstanding shares of Common Stock of the Issuer.

Carl H. Rosner, Chairman, President and CEO of the Reporting Person, owns
833 shares of the Common Stock of the Issuer, and serves as a director on the Board of Directors of the Issuer. As a director of the Issuer, Mr. Rosner has received, and currently holds, options to purchase shares of the Issuer as follows:

                               Page 3 of 5 Pages
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          Shares Subject
          to Purchase           Exercise Price        Expiration Date
          --------------------------------------------------------------

          1,500                   $ 9.00              June 30, 1998
          1,500                   $ 8.75              September 30, 1998
          1,500                   $11.75              December 31, 1998
          1,500                   $12.00              March 31, 1999
          1,500                   $13.75              June 30, 1999
          1,500                   $15.75              September 30, 1999
          1,500                   $16.00              December 31, 1999
          1,500                   $17.50              March 31, 2000
          1,500                   $18.25              June 30, 2000
          1,500                   $24.50              September 30, 2000

The Reporting Person disclaims beneficial ownership of such shares and options to acquire such shares.

Joseph C. Abeles, a director of the Reporting Person, owns 199,000 shares of the Common Stock of the Issuer. Mr. Abeles also serves as a director on the Board of Directors of the Issuer. As a director of the Issuer, Mr. Abeles has received, and currently holds, options to purchase shares of the Issuer as follows:

          Shares Subject
          to Purchase           Exercise Price        Expiration Date
          --------------------------------------------------------------

          1,500                   $ 9.00              June 30, 1998
          1,500                   $ 8.75              September 30, 1998
          1,500                   $11.75              December 31, 1998
          1,500                   $12.00              March 31, 1999
          1,500                   $13.75              June 30, 1999
          1,500                   $15.75              September 30, 1999
          1,500                   $16.00              December 31, 1999
          1,500                   $17.50              March 31, 2000
          1,500                   $18.25              June 30, 2000
          1,500                   $24.50              September 30, 2000


Mr. Abeles's spouse owns 25,000 shares of the Issuer, and Mr. Abeles disclaims beneficial ownership of such shares. Abeles Associates, Inc., a company of which Mr. Abeles is Chairman, owns 12,000 shares of the Issuer, and Mr. Abeles disclaims beneficial ownership of such shares.

The Reporting Person disclaims beneficial ownership of the shares beneficially owned by Mr. Abeles.

         (b) No change.

         (c) Item 5.(c) of the Statement is amended by adding to the end thereof the following:

On September 28, 1995, the Reporting Person sold 76,000 shares of the Issuer's Common Stock at a price of $23.47 per share in a brokerage transaction reported on NASDAQ.

         (d) No change.

                               Page 4 of 5 Pages

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         (e) No change.



Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

         No change.

Item 7.  Material to be Filed as Exhibits

         No change.


Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 6, 1995              By: /s/ MICHAEL C. ZEIGLER
       --                       --------------------------------------------
                                Michael C. Zeigler,
                                Senior Vice President - Finance, and
                                Chief Financial Officer

                             on behalf of

                             INTERMAGNETICS GENERAL CORPORATION


                                Page 5 of 5 Pages
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                                   Schedule I
                                   ----------

         The names, addresses and principal occupations of each of the executive officers and directors of Intermagnetics General Corporation (the "Reporting Person") are listed below. The business address of each of the persons listed below is c/o Intermagnetics General Corporation, 450 Old Niskayuna Road, Latham, New York 12110.

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Name and Address                     Position and Principal Occupation

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Carl H. Rosner                       Chairman, CEO and President of the
                                     Reporting Person

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Charles J. Dannemann                 Senior Vice President - Operations of the
                                     Reporting Person

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Michael C. Zeigler                   Senior Vice-President - Finance & Chief
                                     Financial Officer of the Reporting Person

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Gary Hordeski                        APD Cryogenics Inc. - Vice President and
                                     General Manager of the Reporting Person

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Ian L. Pykett                        Technology Development Operations -
                                     Vice President of the Reporting Person

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Richard L. Rhodenizer                Magnet Business Unit - Vice President of
                                     the Reporting Person

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Bruce A. Zeitlin                     Vice President - Materials Technology of
                                     the Reporting Person

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Joseph C. Abeles                     Director of the Reporting Person, and
                                     private investor; director of Patten
                                     Corporation, Ultralife Batteries, Inc., and
                                     IGENE Biotechnology, Inc.

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Edward E. David, Jr.                 Director of the Reporting Person, and
                                     President, EED Inc. (technology and
                                     research management advisors); director of
                                     California Microwave, Inc. and Protein
                                     Polymer Technologies.

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J.E. Goldman                          Director of the Reporting Person, and
                                     through March, 1994, Chairman of
                                     Softstrip, Inc., a manufacturer of personal computer accessories; director of Bank Leumi Trust Company of New York.

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                         Schedule I - Page 1 of 2 Pages

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Thomas L. Kempner                    Director of the Reporting Person, and
                                     Chairman and Chief Executive Officer,
                                     Loeb Partners Corporation, an investment banking firm; director Alcide Corporation, The Arlen Corporation, Roper Starch Worldwide, Inc., IGENE Biotechnology, Inc., Energy Research Corporation, Northwest Airlines, Inc. and Silent Radio, Inc.

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Sheldon Weinig                       Director of the Reporting Person, and Vice
                                     Chairman of Sony Engineering &
                                     Manufacturing of America ("Sony") since
                                     1989; Chairman of Materials Research
                                     Corporation since 1957 (Materials Research
                                     Corporation was acquired by Sony); director
                                     Insituform Technology Inc., Aseco
                                     Corporation and Unique Mobility, Inc.

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                         Schedule I - Page 2 of 2 Pages